UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                    -----------------------------------------


                            Cypress Biosciences, Inc.
                    -----------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                  2 232674 101
                                  -------------
                                 (CUSIP Number)

                                 April 28, 1998
                                -----------------
             (Date of Event Which Requires Filing of the Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

                                  SCHEDULE 13G
CUSIP No. 2 232674 101                                        Page  of   Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          6,049,928
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        6,049,928
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         6,049,928
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.55%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP No. 2 232674 101                                        Page   of    Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          1,894,367
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,894,367
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         1,894,367
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.88%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP No. 2 232674 101                                        Page   of    Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Aries Trust
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          4,155,561
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        4,155,561
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         4,155,561
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.69%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP No. 2 232674 101                                        Page   of    Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          6,049,928
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        6,049,928
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         6,049,928
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.55%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

Item 1.

          (a)  Name of Issuer:

               Cypress Bioscience, Inc. (the "Company")

          (b)  Address of Issuer's Principal Executive Offices:

               Cypress Bioscience, Inc.
               4350 Executive Drive, Suite 325
               San Diego, CA 92121
               (619) 452-2323

Item 2.

          (a)  Name of Person Filing:

               This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay
               A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

               Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic, a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust, a Cayman Islands Trust.

          (b)  Address of Principal Business Office or, if None, Residence:

               Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

          (c)  Citizen:

               Dr. Rosenwald is a citizen of the United States.

          (d)  Title of Class of Securities:

               Common Stock, $0.02 par value ("shares").

          (e)  CUSIP#:

               2 232674 101

Item 3.        Check  the  box if  this  statement  is  filed  pursuant  to Rule
               13d-1(c)[X]

Item 4.        Ownership:

               For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported On By the Parent  Holding
               Company:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Material to be Filed as Exhibits:


Exhibit A - Copy  of  an  Agreement  between  Dr.  Rosenwald,  Paramount
            Capital, Aries Domestic and Aries Trust to file this Statement on
            Schedule 13G on behalf of each of them.

Exhibit B - List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D - List of executive  officers and  directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  May 18, 1998
        New York, NY                 By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     ARIES DOMESTIC FUND,  L.P.
                                     By Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:  May 18, 1998
        New York, NY                  By /s/ Lindsay A. Rosenwald, M.D.
                                         ------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         President


                                     THE ARIES TRUST
                                     By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:  May 18, 1998
        New York, NY                  By /s/ Lindsay A. Rosenwald, M.D.
                                         ------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         President


Dated:  May 18, 1998
        New York, NY                  By  /s/ Lindsay A. Rosenwald, M.D.
                                          ------------------------------
                                          Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G


         The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Cypress Bioscience, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:  May 18, 1998
        New York, NY                 By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     ARIES DOMESTIC FUND, L.P.
                                     By Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:  May 18, 1998
        New York, NY                  By /s/ Lindsay A. Rosenwald, M.D.
                                         ------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         President


                                     THE ARIES TRUST
                                     By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:  May 18, 1998
        New York, NY                  By /s/ Lindsay A. Rosenwald, M.D.
                                         ------------------------------
                                         Lindsay A. Rosenwald, M.D.
                                         President


Dated:  May 18, 1998
        New York, NY                  By  /s/ Lindsay A. Rosenwald, M.D.
                                          ------------------------------
                                          Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

        The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                   PRINCIPAL OCCUPATION
        NAME                                          OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.         Chairman of the Board, President of Paramount
                                   Capital Asset Management, Inc., Paramount
                                   Capital Investments, LLC and Paramount
                                   Capital, Inc.

Peter Morgan Kash                  Director of Paramount Capital Asset
                                   Management, Inc., Senior Managing Director,
                                   Paramount Capital, Inc.

Dr. Yuichi Iwaki                   Director of Paramount Capital Asset
                                   Management, Inc., Professor, University of
                                   Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                      PRINCIPAL OCCUPATION
        NAME                                             OR EMPLOYMENT

Paramount Capital Asset Management, Inc      General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

        The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                         PRINCIPAL OCCUPATION
        NAME                                                OR EMPLOYMENT

Paramount Capital Asset Management, Inc.                  Investment Manager

MeesPierson (Cayman) Limited                              Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

        Exhibit B is hereby incorporated by reference.

Item 2.

        During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

        Please refer to Items 3-6 herein reporting the beneficial ownership.